                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 425



FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:   CURIS, INC.

Date of Report:  June 21, 2000

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. SUCH JOINT PROXY STATEMENT/PROSPECTUS HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY CURIS, INC. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY CURIS, INC. AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED DIRECTLY FROM CURIS, INC., CREATIVE BIOMOLECULES, INC., ONTOGENY, INC. AND REPROGENESIS, INC.

CONTACTS
for Creative BioMolecules, Inc.:        for Noonan/Russo Communications:
Steven Basta                            Anthony Russo
617/912-2950                            212/696-4455 x202
                                   or
for Ontogeny, Inc.:                     Renee Connolly
Cynthia Clayton                         212/696-4455 x227
617/876-0086 x219

for Reprogenesis, Inc.:
Daniel R. Omstead, Eng.ScD.
617/499-2928 x101

    CREATIVE BIOMOLECULES, ONTOGENY AND REPROGENESIS ANNOUNCE JULY 31, 2000
                   STOCKHOLDER MEETINGS FOR CURIS MERGER VOTE

CAMBRIDGE AND HOPKINTON, MA -- June 21, 2000 -- Creative BioMolecules, Inc. (Nasdaq: CBMI), Ontogeny, Inc. and Reprogenesis, Inc. announced today that each company will hold its stockholder meeting on July 31, 2000 to vote on the proposed merger to form Curis, Inc. On June 19, the Securities and Exchange Commission declared the Joint Proxy Statement/Prospectus effective for distribution to stockholders. Stockholders of each company will receive the Joint Proxy Statement/Prospectus describing the proposed merger and requesting a vote in favor of the merger. The officers, directors, and a voting majority of the stockholders of Ontogeny and Reprogenesis have committed to voting in favor of the merger. The officers, directors and largest shareholder of Creative BioMolecules have also committed to voting in favor of this transaction. The July 31 date accommodates the required 20-business day stockholder meeting notice period.

"We look forward to stockholder approval resulting in the formation of Curis," said Doros Platika, M.D., who will serve as Curis' president and CEO. "Curis plans to be a premier regenerative medicine company, combining functional genomics with tissue engineering and developmental biology to generate therapeutics that restore normal function and improve quality of life."

Under the terms of the merger, which is subject to stockholder approval, Creative BioMolecules' stockholders would receive three shares of Curis common stock for every ten shares of Creative BioMolecules. Following completion of the merger, Creative BioMolecules' stockholders would hold approximately 43% of Curis shares, Ontogeny's stockholders would hold approximately 38% and Reprogenesis' stockholders would hold approximately 19%.

                                     -more-

Curis intends to be a leader in the emerging field of regenerative medicine. Formed by the merger of three Boston area biotechnology companies, Creative BioMolecules (Nasdaq: CBMI), Ontogeny and Reprogenesis, Curis will combine insight gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to enable the development of new regenerative medicine therapies. Curis' pipeline will include: 1) a product which is currently under regulatory review in the United States, Europe and Australia; 2) multiple products in late-stage clinical development; 3) numerous early clinical and advanced preclinical products; and
4) a discovery engine that combines functional genomics and developmental biology across multiple medical indications. These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function are treated. Curis will be a publicly held company located in Cambridge, Massachusetts. For more information, please visit the Curis web site at http://www.curis.com.

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10-K/A for the year ended 1999.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it will contain important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Curis, Inc. on June 19, 2000. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Curis, Inc., Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.